June 20, 2007

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attention:  Michael Fay, Branch Chief

RE:         Southwest Airlines Co.
                                Form 10-K: For the Year Ended December 31, 2006
                                File Number: 001-07259

Dear Mr. Fay:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 7, 2007, with respect to the Company’s Form 10-K for the year ended December 31, 2006.  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K: For the Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis….page 16
Results of Operations, page 18

1.           We note your discussion of operating expenses on a cost per available seat mile basis and we understand its importance to the users of your financial statements.  It appears that certain of your costs may not be driven solely by changes in available seat miles and, in such cases, supplemental discussion and analysis of changes in absolute terms would also be useful.  For example, please quantify the increase in wages in absolute dollars and quantify the amount related to the 2.9 percent increase in headcount.  As another example, please quantify the increase in credit card processing fees and quantify and discuss any other significant factors that led to the 16 percent increase in other operating expenses in absolute dollars.  Please revise as appropriate.

Response:

        In absolute dollars, Salaries, wages and benefits increased $270 million, of which $197 million was strictly wages.  The $197 million increase in wages represented a 10.1 percent increase compared to 2005, compared to the 8.8 percent increase in Available Seat Miles (ASMs).  Of the $197 million increase in wages, approximately 15 percent was related to the 2.9 percent increase in headcount.  As disclosed in our 10-K, the majority of the increase in wages was related to an increase in wage rates.

In absolute dollars, Other operating expenses increased $122 million, of which $39 million related to credit card processing fees.  The $39 million increase in credit card processing fees represented a 22.2 percent increase from 2005 compared to the Company’s 20.2 percent increase in Passenger revenues.  In excess of 97 percent of Passenger revenues are booked via customer credit cards, resulting in a close correlation between these two measures.  The second and third largest increases in Other operating expenses on an absolute dollar basis were in Fuel taxes ($18 million, or 14.0 percent, primarily due to a 15.0 percent increase in the unhedged cost of jet fuel per gallon and a 7.9 percent increase in gallons consumed), and Personnel expenses ($16 million, or 11.9 percent, primarily representing hotel and per diem costs for Pilots and Flight Attendants, primarily due to a 6.2 percent increase in trips flown).

In future filings, the Company will be mindful of instances in which increases in operating expenses are due to something other than changes in ASMs, and add disclosures as considered appropriate.

Critical Accounting Policies and Estimates, page 24
Financial Derivative Instruments, page 26

2.           Refer to the second paragraph on page 26 under this heading.  With regard to the approximately $675 million in fuel derivative instruments that expired in 2006, please tell us how you realized economic value upon their expiration and quantify the value realized.  Also tell us how you accounted for these expired derivatives.

Response:

        The Company is using the term “expired” synonymously with the term “settled” in this disclosure.  In the context of the disclosure, the $675 million in value referred to represents the actual cash proceeds the Company received from third parties related to derivatives that expired (i.e., settled) during 2006, the majority of which ($634 million) was reflected as a reduction to Fuel and oil expense during 2006, when the hedged fuel impacted earnings.  The remainder of the settlement amounts, primarily representing ineffectiveness of the hedges, would have been reflected in earnings (Other gains or losses) in periods prior to 2006.

Any of these financial derivative instruments that qualified as such, would have been accounted for as cash flow hedges under SFAS 133 until the time that they expired or settled.  Any amounts remaining in Accumulated Other Comprehensive Income related to these settled (i.e., expired) derivatives would have been reclassified as a reduction to Fuel and oil expense during 2006, when the hedged fuel impacted earnings.  For those instruments that the Company determined did not qualify as cash flow hedges under SFAS 133, they would have been marked to market value each accounting period until they expired/settled.

The Company will clarify these disclosures in future filings.

3.           Refer to the fourth paragraph on page 26 under this heading.  Please disclose the specific items for which estimates have differed materially from actual results, and how these differences affected the hedging relationships, related accounting and your financial results.  For example, relate how such differences bear on the determination of your estimate of forward jet fuel prices and fair values of related fuel derivative instruments, measuring the effectiveness of hedging instruments and determining hedges that are discontinued and thereby not eligible for hedge accounting.  Further, relate how such differences impact the historic and prospective correlation between your estimates of forward jet fuel prices and commodity future prices such that commodity future prices continue to qualify as relevant hedging relationships upon which to assess effectiveness of your fuel derivatives.  Provide us with a copy of your intended revised disclosure.

Response:

        The specific area in which estimates have differed materially from actual results is primarily in the amount of dollar ineffectiveness and mark to market gains and losses recorded as a result of our hedging program.  Based on the Company’s historical analysis of the commodities we have used in our hedging program, our expectation was that we would have minimal ineffectiveness from our hedges and all of these commodities would continue to qualify for hedge accounting.

        Our cash flow hedges of jet fuel purchases must hedge the risk of changes in the cash flows related to all changes in the purchase price of jet fuel reflecting its actual geographic location in accordance with paragraph 29(h) of Statement 133.   Because there are not readily available jet fuel forward or option contracts, we, and others in our industry that utilize hedging, must use substitute, or “proxy” commodity derivatives that we believe at the outset will be highly effective at hedging jet fuel price risk, and we must measure the ineffectiveness caused by the unavailability of a jet fuel-specific derivative as well as any ineffectiveness due to geographic location differences.   We must also continuously assess whether these inherent sources of ineffectiveness (commodity basis differences and geographic basis differences) ever increase to the point that we believe an individual hedge is no longer “highly effective.”   We utilize a rigorous and consistently applied assessment methodology based on regression analysis (discussed further in our response to Comment 4) to distinguish between (a) highly effective hedges that may have a greater amount of hedge ineffectiveness to record and (b) hedges that are deemed overall to no longer be “highly effective” and therefore should lose hedge accounting.

       Just as there are not readily available jet fuel derivatives, there is not an observable forward market for jet fuel.   Accordingly, forward jet fuel prices must be modeled and estimated for purposes of measuring hedge effectiveness.  The fourth paragraph of page 26 of our disclosure was attempting to describe the necessity of having to estimate forward jet fuel prices, and the resultant consequence once the forward period has expired and jet fuel is actually purchased on the spot market and the spot price is known.   The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program, which are used in the measurement of effectiveness for the Company’s fuel hedges, as discussed in our response to Comment 5 below.  Also, as discussed in our response to Comment 4 below, on a quarterly basis, the Company evaluates whether derivative instruments utilizing products such as crude oil, heating oil, and unleaded gasoline meet the qualifications for hedge accounting under SFAS 133.  This evaluation includes a retrospective and prospective effectiveness analysis using regression techniques to determine if such products would be highly effective in offsetting forecasted cash flow transactions for the purchase of jet fuel.

       Beginning in 2005, energy markets (including jet fuel “proxies” such as crude oil, heating oil, and unleaded gasoline, and also jet fuel itself) began experiencing more variability, and as a result, the Company began to experience more ineffectiveness from its hedges that were based on these jet fuel “proxies”, and even lost hedge accounting entirely for all of the jet fuel hedges that were based on unleaded gasoline during 2006.  These events, combined with the variability in energy markets for crude oil and certain refined products (including jet fuel), also resulted in the significant fluctuation in fair value of the Company’s portfolio of derivatives, which led the Company to experience significant fluctuations in earnings related to these derivative instruments.  As it relates to the impact this variability has on our forward jet fuel prices, we estimate the forward jet fuel prices utilizing a mathematical formula based on the data points from actual market prices of similar commodities (heating oil, crude oil and unleaded gas).  To the extent unexpected changes occur in market prices, our estimates of the forward jet fuel curve are updated to reflect such changes.  This results in the timely reflection of this variability in our estimates of the forward jet fuel prices and hence, in our measurement of ineffectiveness.

       The next eight paragraphs represent our proposed revised disclosure to be included in future filings, and also include modifications in response to other comments received (for your convenience, additions or changes to our previous disclosure are noted by underline):

The Company utilizes financial derivative instruments primarily to manage its risk associated with changing jet fuel prices, and accounts for them under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (SFAS 133).  See “Qualitative and Quantitative Disclosures about Market Risk” for more information on these risk management activities and see Note 10 to the Consolidated Financial Statements for more information on SFAS 133, the Company’s fuel hedging program, and financial derivative instruments.

SFAS 133 requires that all derivatives be reflected at market (fair value) and recorded on the Consolidated Balance Sheet.  At December 31, 2006, the Company was a party to over 480 financial derivative instruments, related to its fuel hedging program, for year 2007 and beyond.  The fair value of the Company’s fuel hedging financial derivative instruments recorded on the Company’s Consolidated Balance Sheet as of December 31, 2006, was $999 million, compared to $1.7 billion at December 31, 2005.  The large decrease in fair value primarily was due to the decrease in energy prices in the second half of 2006, as well as the expiration (i.e., settlement) of approximately $675 million in fuel derivative instruments that related to 2006, net of new derivative instruments the Company added for future years.  Of the remaining $999 million in fair value of fuel hedging financial derivative instruments at December 31, 2006, approximately $369 million is expected to settle, or expire during 2007.  Changes in the fair values of these instruments can vary dramatically, as was evident during both 2005 and 2006, based on changes in the underlying commodity prices.  Market price changes can be driven by factors such as supply and demand, inventory levels, weather events, refinery capacity, political agendas, and general economic conditions, among other items.  The financial derivative instruments utilized by the Company primarily are a combination of collars, purchased call options, and fixed price swap agreements.  The Company does not purchase or hold any derivative instruments for trading purposes.

The Company enters into financial derivative instruments with third party institutions in “over-the-counter” markets.  Since the majority of the Company’s financial derivative instruments are not traded on a market exchange, the Company estimates their fair values.  Depending on the type of instrument, the values are determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets.  Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.  Forward jet fuel prices are estimated through the observation of similar commodity futures prices (such as crude oil, heating oil, and unleaded gasoline) and adjusted based on variations of those like commodities to the Company’s ultimate expected price to be paid for jet fuel at the specific locations in which the Company hedges.

Fair values for financial derivative instruments and forward jet fuel prices are both estimated prior to the time that the financial derivative instruments settle, and the time that jet fuel is purchased and consumed, respectively.  However, once settlement of the financial derivative instruments occurs and the hedged jet fuel is purchased and consumed, all values and prices are known and are recognized in the financial statements.  In recent years, because of increased volatility in energy markets, the Company’s estimates of the presumed effectiveness of its hedges made at the time the hedges were initially designated have materially differed from actual results, resulting in increased volatility in the Company’s periodic financial results.  For example, historical data had been utilized in qualifying unleaded gasoline for SFAS 133 hedge accounting under the presumption that derivatives of such commodity would result in effective hedges, as defined.  This historical data is updated every quarterly reporting period to ascertain whether SFAS 133 hedge accounting is allowed for every commodity the Company uses in its hedging program.  During 2006, based on these updates, the Company in fact lost SFAS 133 hedge accounting for all unleaded gasoline derivative instruments, and thus has marked all such derivatives to market value in each subsequent quarterly period since that time, with all changes in value reflected as a component of Other gains/losses in the Consolidated Statement of Income.  Although commodities such as crude oil and heating oil have continued to qualify for hedge accounting in most cases, there have been instances in which the Company has also lost hedge accounting in specific geographic locations for these commodities.  In these instances, the Company has also marked such derivatives to market value.  Although the Company’s prospective assessment utilized to ensure that crude oil and heating oil in most cases still qualify for SFAS 133 hedge accounting in specific locations where the Company hedges, there are no assurances that these commodities will continue to qualify in the future, as future price changes in these refined products may not be consistent with historical price changes.  If recent volatility in these commodity markets continues for an extended period of time or worsens in the near future, the Company could lose hedge accounting altogether for all crude oil and heating oil derivatives, which would create further volatility in the Company’s financial results.

Estimating the fair value of these fuel derivative instruments and forward prices for jet fuel will also result in changes in their values from period to period and thus determine how they are accounted for under SFAS 133.  To the extent that the change in the estimated fair value of a fuel derivative instrument differs from the change in the estimated price of the associated jet fuel to be purchased, both on a cumulative and a period-to-period basis, ineffectiveness of the fuel hedge can result, as defined by SFAS 133.  This could result in the immediate recording of noncash charges or income, representing the change in the fair value of the derivative, even though the derivative instrument may not expire/settle until a future period.  Likewise, if a derivative contract ceases to qualify for hedge accounting, the changes in the fair value of the derivative instrument is recorded every period to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel derivatives and the recent volatility in the prices of refined products.  Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate for a specific commodity.  This may result, and has resulted, in increased volatility in the Company’s financial statements.  The significant increase in the amount of hedge ineffectiveness and unrealized gains and losses on the change in value of derivative contracts settling in future periods recorded during recent periods has been due to a number of factors.  These factors include: the significant fluctuation in energy prices, the number of derivative positions the Company holds, significant weather events that have affected refinery capacity and the production of refined products, and the volatility of the different types of products the Company uses for protection.  The number of instances in which the Company has discontinued hedge accounting for specific hedges and for specific refined products, such as unleaded gasoline, has increased recently, primarily due to these reasons.  In these cases, the Company has determined that the hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133.  When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.  As the fair value of the Company’s hedge positions can fluctuate significantly in amount from period to period, it is more probable that there will be continued variability recorded in the income statement and that the amount of hedge ineffectiveness and unrealized gains or losses recorded in future periods will be material.  This is primarily due to the fact that small differences in the correlation of crude oil related products are leveraged over large dollar volumes.

SFAS 133 is a complex accounting standard with stringent requirements, including the documentation of a Company hedging strategy, statistical analysis to qualify a commodity for hedge accounting both on a historical and a prospective basis, and strict contemporaneous documentation that is required at the time each hedge is designated by the Company.  As required by SFAS 133, the Company assesses the effectiveness of each of its individual hedges on a quarterly basis.  The Company also examines the effectiveness of its entire hedging program on a quarterly basis utilizing statistical analysis.  This analysis involves utilizing regression and other statistical analyses that compare changes in the price of jet fuel to changes in the prices of the commodities used for hedging purposes.

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program.  These estimates are an important component used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133.  During first quarter 2006, the Company did revise its method for forecasting these future cash flows.  Prior to 2006, the Company had estimated future cash flows using actual market forward prices of a single like commodity and adjusting for historical differences from the Company’s actual jet fuel purchase prices.  The Company implemented an improved model for forecasting forward jet fuel prices during 2006, due to the fact that different types of commodities are statistically better predictors of forward jet fuel prices, depending on specific geographic locations in which the Company hedges.  In accordance with SFAS 133, the Company then adjusts for certain items, such as transportation costs, that are stated in fuel purchasing contracts with its vendors, in order to estimate the actual price paid for jet fuel associated with each hedge.  This improved methodology for estimating future cash flows (i.e., jet fuel prices) was applied prospectively, in accordance with the Company’s interpretation of SFAS 133.  The Company did not, however, change its method for either assessing or measuring hedge ineffectiveness.As a result of this new method for forecasting future jet fuel prices, the Company believes its hedges are more likely to be effective over the long-term.

4.           Refer to the first full paragraph on page 27.  In view of the volatility in markets for crude oil and related products and your inability to predict the amount of ineffectiveness each period for fuel derivatives, please clarify for us and in your disclosure why such derivatives qualify for hedge accounting.  In other words, explain to us and in your disclosure the basis for your expectation that the hedging relationship will continue to be highly effective in achieving offsetting cash flows in light of the recent associated volatility.  In particular, explain to us and in your disclosure why use of derivatives associated with specific refined products, such as unleaded gasoline, continue to be qualified hedging relationships for you (as indicated in the third paragraph on page 26 under “Financial Derivative Instruments”) when you disclosed in this paragraph that there has been a recent increase in the number of instances in which hedge accounting has been discontinued in regard to unleaded gasoline hedges.

Response:

        In determining whether the financial derivative instruments the Company holds continue to qualify for hedge accounting on a prospective basis, the Company has historically, and currently, utilizes regression analysis of actual historical prices updated each quarterly reporting period.  Our regression analysis is completed on a rolling basis, such that the oldest data points are replaced with the most recent data points each period.  Therefore, our regression analysis reflects the increased volatility of energy markets over the past few years.  Based on this assessment, the Company did lose hedge accounting entirely for all unleaded gasoline derivative instruments during 2006 (the Company was attempting to convey this fact in the first full paragraph on page 27, but will clarify better in future filings as noted in the above intended revised disclosure).  Whether or not hedge accounting is lost is dependent on the particular derivative product, the particular geography, and the particular time horizon.  Each hedge is assessed separately on its own merits under SFAS 133, and some hedges continued to achieve hedge accounting (although, perhaps with more hedge ineffectiveness) while other hedges have not.  We have applied our hedge assessment methodology consistently in all occasions.

We have also incorporated our proposed revised disclosure for future filings for this item in our response to above Comment #3.

5.           Refer to the third full paragraph on page 27.  Please tell us and disclose how the revised methodology in forecasting future cash flows is expected to result in more effective hedges, what brought about this change in methodology, and how adjustments for certain items made in the equation (for example, transportation costs) are relevant in assessing the effectiveness of the hedging relationship.  Further, explain to us and disclose the accounting treatment (and related amounts) applied to all fuel derivative instruments affected by the revised methodology upon adoption of the revised methodology.  Paragraph 62 of FAS 133 specifies that when an improved methodology is applied prospectively, the existing hedging relationship must be discontinued and the relationship designated anew using the improved method.  Also refer to paragraphs 30.b and 31 to 33 of FAS 133 for further guidance.

Response:

       Because there is not a reliable long-term forward market for jet fuel prices, the Company continuously challenges its assumptions and looks for better ways to estimate these prices so that we can more accurately estimate expected future cash flows of our hedged transaction (the purchase of jet fuel).  Our disclosure describes an improved methodology for more accurately modeling forward jet fuel prices; so that there is less of an “adjustment” when these estimated forward prices are replaced by actual jet fuel prices upon completion of the hedge.  This “adjustment” can and has resulted in hedge ineffectiveness, but can more accurately be represented as modeling risk.  Beginning in 2006, the Company determined, through statistical analysis, that jet fuel prices are in fact influenced by a number of different commodities, depending on the specific geographic location in which the hedge is designated.  For example, in one geographical location, jet fuel prices may better correlate with heating oil prices, but in another location, they may better correlate with crude oil prices or unleaded gasoline prices.  As another example, we improved our ability to model the transportation element of a forward jet fuel price by discontinuing our estimating practice of applying average historical differentials and instead now add transportation and other related charges that are specific to exact fuel contracts from which the Company is purchasing fuel.  This improvement resulted in a more subjective model that requires more effort and more precision, but it decreases the amount of adjustment that is present when our modeled forward jet fuel price is replaced by an actual jet fuel price upon completion of the hedge.  Holding all other factors constant, the Company believes this improvement increases the likelihood that we will record less hedge ineffectiveness over the long term.

       We did not change our method of assessing hedge effectiveness, and so concluded paragraph 62 of SFAS 133 is not applicable to our situation.  As described above, we did improve our modeling of forward jet fuel prices which are unobservable, so that in turn allows us to reduce the modeling risk that may have been present in our measurements of hedge ineffectiveness performed in accordance with paragraph 30.  Assessing hedge effectiveness and measuring hedge ineffectiveness are separate concepts under Statement 133.  The Company continues to assess hedge effectiveness, both prospectively and retrospectively, utilizing regression analysis, and continues to measure hedge effectiveness retrospectively utilizing the dollar offset method, specifically Method 2 (Hypothetical Derivative Method) under SFAS 133 Implementation Issue G7.  We will clarify these concepts in future filings.

We have also incorporated our proposed revised disclosure for future filings for this item in our response to above Comment #3.

Item 8.  Financial Statements and Supplementary Data, page 32
Consolidated Balance Sheet, page 32

6.           Please disclose the amount of the allowance for doubtful accounts associated with accounts and other receivables, and to the extent material, include “Schedule II” in regard to such allowance pursuant to Rule 5-04(c) of Regulation S-X.

Response:

       As of December 31, 2006, the Company’s allowance for doubtful accounts associated with accounts and other receivables was $2 million.  Since this amount is immaterial, the Company believes that the disclosure of such amount and inclusion of “Schedule II” is not warranted.  We will consider making a disclosure of the amount in future periods in the Notes to the financial statements.

Notes to Consolidated Financial Statements, page 36

Note 1.  Summary of Significant Accounting Policies, page 36
Frequent Flyer Program, page 37

7.           Please tell us and disclose whether you accrue for the incremental cost of free travel awards as the awards are being earned or after the awards are fully earned.  In addition, as awards are no longer restricted by “black out” dates, tell us your consideration of deferring revenue associated with the future benefit of the award rather than accruing the associated incremental cost.

Response:

        The Company accrues for the incremental cost of a free travel award at such time that it has been fully earned by the Customer.  We will make this clarification in future filings.

With regards to the Company’s program change in 2006 to eliminate “Black out” dates, as disclosed in Part 1, Item 1, under “Frequent Flyer Awards”, the Company concurrently implemented seat restrictions on all flights to limit the number of awards that can be flown per flight.  Prior to this time, there were no seat restrictions on flights, but the Company did enforce a limited number of “Black out” dates.  The net result of making these changes concurrently during 2006 resulted in the number of seats available for award tickets being restricted at least as much as they were before the change, despite the elimination of “Black out” dates.  Although the Company periodically reviews our accounting for our frequent flyer program, in this case we did not believe changing our accounting to a deferred revenue model was warranted.  Since there are no applicable Generally Accepted Accounting Principles that pertain to this subject, we have followed the guidance contained within the current draft of the revised AICPA Airline Audit Guide, and have determined we do not have circumstances in which a significant number of paying passengers are displaced by award travel, and the value of an award is insignificant compared to the purchases necessary to earn the award.

8.           With respect to the sale of frequent flyer miles, please tell us and disclose the portion of those funds that are deferred and recognized as passenger revenue and the portion that are not associated with future travel and how you determine such portions.  Please clarify for us and in your disclosure what the portion not associated with future travel is associated with, in what period you earn this portion, what specifically you do to earn it, and when the earnings process is complete. Please also explain to us your basis under GAAP for not associating the full amount of sold miles with future travel.

Response:

        The Company has a marketing agreement that, in addition to providing a travel component associated with the frequent flyer credits, provides other benefits that are not related to travel.  These non-travel items include access to our frequent flyer program population for marketing/solicitation purposes, use of the Company’s logo on co-branded credit cards, and other trademarks, designs, images, etc. of Southwest for use in marketing materials (herein referred to as the “marketing component”).  Since the Company has been unable to objectively determine a value for the marketing component, we have utilized the residual value method as described in EITF 00-21, to determine the fair value of the undelivered element (i.e., the travel component) and associate the remainder of the revenue with the marketing component.

As of December 31, 2006, the portion of the proceeds received from the sale of frequent flyer credits in this marketing agreement related to travel was approximately 80 percent of the proceeds received from the sale of the credit.  This was determined by analysis of fares in markets where award tickets have been flown, and is updated each reporting period.  This is the portion that is deferred and recognized in Passenger revenue at the time the associated travel takes place.  The remaining 20 percent is recognized in Other revenue on a monthly basis, as marketing services are provided (i.e., the earnings process is complete).

We will make these clarifications in future filings.

Financial Derivative Instruments, page 38

9.           Please revise to disclose the income statement classification of the various results of your hedging activities (for example, effectiveness classified as an offset to fuel and oil expense, ineffectiveness classified as other expense (income), etc.).

Response:

        We will revise Note 1 in future filings to add the following paragraph under “Financial Derivative Instruments”:

For the effective portion of settled hedges, as defined in SFAS 133, the Company records the associated gains or losses as a component of Fuel and oil expense in the Consolidated Statement of Income.  Dollar amounts representing ineffectiveness, as defined, or any changes in fair value of derivative instruments for which hedge accounting is not applied, the Company records associated gains or losses as a component of Other (gains) losses, net, in the Consolidated Statement of Income.  Amounts that are paid or received associated with the purchase or sale of financial derivative instruments (i.e., premium costs of option contracts) are classified as a component of Other (gains) losses, net, in the Consolidated Statement of Income in the period in which the instrument settles or expires.  See Note 10 for further information on SFAS 133 and financial derivative instruments.

Note 10.  Derivative and Financial Instruments, page 44
Fuel Contracts, page 44

10.           Please tell us and disclose how you classify the cash flows associated with purchasing and selling derivative positions.

Response:

       Although not all fuel derivatives purchased and sold qualify for special hedge accounting under SFAS 133, the Company believes they are all considered good “economic” hedges and does not buy and sell derivatives for trading purposes.  As such, all cash flows associated with purchasing and selling derivatives (selling a derivative is extremely rare) are classified as operating cash flows either as a component of changes in Other current assets or Other, net, depending on whether the derivative will settle within twelve months or beyond twelve months.  We will specifically state this fact in future filings.

11.           Please clarify for us and in your disclosure the accounting applied to amounts in accumulated other comprehensive income in regard to hedges for which hedge accounting has been discontinued.  Refer to paragraphs 32 and 33 of FAS 133.

Response:

        For any dollar amounts that exist within Accumulated other comprehensive income at the time a hedge is discontinued, the Company continues to classify such amounts within Accumulated other comprehensive income until the time that the original forecasted cash flow transaction occurs, in accordance with paragraphs 32 and 33 of SFAS 133.  We will make this clarification in future filings.

12.           Pursuant to paragraph 45.b(4) of FAS 133, please tell us and disclose the amount of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur by the end of the originally specified time period or within the additional time period discussed in paragraph 33 of FAS 133.

Response:

       Since the Company originally adopted SFAS 133 in 2001, we have not had a situation in which it became probable that an originally forecasted transaction would not occur, resulting in the immediate reclassification of amounts held in Accumulated other comprehensive income into earnings.  In future filings we will specify whether such situations have occurred and make appropriate disclosures.

13.           Please consider including a table in this footnote to more clearly present the components of fuel and oil expense (for example, fuel and oil expense, net gains/losses from effective hedges, etc.) and of the derivative-related components of other expense (income) (for example, net gains/losses from ineffective derivatives, premiums for contracts, etc.).  We believe inclusion of such a table would greatly improve the clarity of the impact of such items on your financial statements.

Response:

        We agree with the staff’s recommendation and will include a table in future filings in order to better present the information that is now presented in a text format.

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:                Doug Jones (Division of Corporation Finance)
William H. Cunningham, Ph.D. (Chairman, Audit Committee)
Gary C. Kelly
Tammy Romo
Deborah Ackerman
James Bradow (Ernst & Young LLP)